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                                                       Paris, December 24, 2002
[VIVENDI UNIVERSAL LOGO]


               VIVENDI UNIVERSAL COLLECTS 3 BILLION EUROS IN CASH



Vivendi Universal announced that it is collecting 1,856 million EUROS today, the proceeds from the disposal of half of its stake (20.4% of 40.8%) in Vivendi Environnement, at a nominal value of 22.50 EUROS per share. This disposal is accompanied with a call option on the remaining stake at 26.50 EUROS.

On Monday December 23, Vivendi Universal also received $1,066 million for the sale back to Echostar of its entire 10.7% stake in the North American satellite operator.



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